VIA EDGAR

and

VIA FAX:  (703) 813-6963

February 23, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:

Mr. John Archfield

Mr. Ryan Milne

Re:

Oxford Technologies, Inc.

Form 10-K/A (No. 2) for the for Fiscal Year Ended December 31, 2008

10-Q/A (No. 1) for the Fiscal Quarter Ended September 30, 2009

Filed November 27, 2009

File No.:  0-49854

Dear Messrs Archfield and Milne:

In response to your comment letter dated January 22, 2010, we have filed a response letter on February 3, 2010, and we are now waiting for your further comments.  Due to an urgent business engagement, I will be travelling overseas for an extended period of time, and there will be no one to attend my client’s New York City office during my unexpected absence.

If you have any questions regarding our responses, or if you require additional information, I would greatly appreciate it if you could send your correspondence via fax to my attention in Hong Kong at 011-852-2528-9936, or call me on my mobile at 011-852-9081-0682.  Alternatively, you may also reach me via email at wmhu2000@yahoo.com.

I apologize for the inconvenience.

Very truly yours,

/s/ Wiliam G. Hu

William G. Hu, Esq.

Corporate Counsel

Cc: Vivian Lam

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